
03025861

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K


SEC MAIL
RECEIVED
PROCESSING
JUN 30 2003
WASH. D.C.
152
SECTION

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2002

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________ to __________

Commission File Number 001-09057

A. Full title of the plans and the address of the plans, if different from that of the issuer named below:

Wisconsin Energy Corporation Employee Retirement Savings Plan
Sta-Rite Industries Incentive Savings Plan
Hypro Corporation Retirement Plan (2)
SHURflo 401(k) Profit Sharing Plan

See Note (1) below regarding:
Wisconsin Gas Company Local 7-0018 Savings Plan

PROCESSED
JUL 02 2003
THOMSON FINANCIAL

B. Name of issuer of the securities held pursuant to the plans and the address of its principal executive office:

Wisconsin Energy Corporation
231 West Michigan Street
P.O. Box 2949
Milwaukee, WI 53201



(1) Effective December 31, 2002, the Wisconsin Gas Company Local 7-0018 Savings Plan was merged into the Wisconsin Energy Corporation Employee Retirement Savings Plan. Accordingly, as of that date, separate interests in that plan, which had been registered under the Securities Act of 1933 (Form S-8 Registration Statement No. 333-35800), ceased to exist. Thus, the duty of the plan to file reports under Section 15(d) of the Securities Exchange Act of 1934 has been automatically suspended under Section 15(d) and can be suspended under Rule 12h-3(b)(1)(i) because, as of the respective effective date of the merger, and as of the beginning of the 2003 fiscal year on January 1, 2003, separate interests in the plan no longer existed and, therefore, was held of record by less than 300 persons. Since this plan no longer has a reporting obligation, it is not included in this combined Annual Report on Form 11-K. A copy of a Form 15 for such plan is being filed with this Annual Report on Form 11-K to notify the Commission of such suspension.

(2) Effective January 1, 2002, the Hypro Corporation 401(k) and Profit Sharing Plan was renamed the Hypro Corporation Retirement Plan.

Financial Statements and Exhibits:

(a) Financial Statements:

Wisconsin Energy Corporation Employee Retirement Savings Plan
- Independent Auditors' Report.
- Report of Independent Public Accountants
- Statements of Net Assets Available for Benefits as of December 31, 2002 and 2001.
- Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2002 and 2001.
- Notes to Financial Statements.

Sta-Rite Industries Incentive Savings Plan
- Independent Auditors' Report.
- Report of Independent Public Accountants
- Statements of Net Assets Available for Benefits as of December 31, 2002 and 2001.
- Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2002 and 2001.
- Notes to Financial Statements.

Hypro Corporation Retirement Plan (f/k/a Hypro Corporation 401(k) and Profit Sharing Plan)
- Independent Auditors' Report.
- Report of Independent Public Accountants
- Statements of Net Assets Available for Benefits as of December 31, 2002 and 2001.
- Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2002 and 2001.
- Notes to Financial Statements.

SHURflo 401(k) Profit Sharing Plan
- Independent Auditors' Report.
- Report of Independent Public Accountants
- Statements of Net Assets Available for Benefits as of December 31, 2002 and 2001.
- Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2002 and 2001.
- Notes to Financial Statements.

(b) Exhibits:

23.1 Independent Auditors' Consent – Deloitte & Touche LLP
23.2 Independent Auditors' Consent – Deloitte & Touche LLP
23.3 Independent Auditors' Consent – Deloitte & Touche LLP
23.4 Independent Auditors' Consent – Deloitte & Touche LLP
23.5 Notice Regarding Consent of Arthur Andersen LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee which administers the plans has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Wisconsin Energy Corporation Employee Retirement Savings Plan
Sta-Rite Industries Incentive Savings Plan
Hypro Corporation Retirement Plan (f/k/a the Hypro Corporation 401(k) and
Profit Sharing Plan)
SHURflo 401(k) Profit Sharing Plan

Name of Plans

By: Employee Benefit Plans Committee

Date: June 26, 2003

By: 

Art Zintek
Vice President -Human Resources of Wisconsin Energy Corporation
and Chairman of the Employee Benefit Plans Committee

WISCONSIN ENERGY CORPORATION
EMPLOYEE RETIREMENT SAVINGS PLAN

Financial Statements for the Years Ended December 31, 2002 and 2001 and Independent Auditors' Reports

WISCONSIN ENERGY CORPORATION
EMPLOYEE RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for reporting and disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Deloitte & Touche LLP
411 E. Wisconsin Avenue
Milwaukee, Wisconsin 53202-4496

Tel: (414) 271-3000
www.deloitte.com



INDEPENDENT AUDITORS' REPORT

To the Plan Administrator of the
Wisconsin Energy Corporation
Employee Retirement Savings Plan:

We have audited the accompanying statement of net assets available for benefits of Wisconsin Energy Corporation Employee Retirement Savings Plan (the "Plan") as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of December 31, 2001 and for the year then ended were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated May 2, 2002.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such 2002 financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

May 9, 2003

The following report is a copy of a report previously issued by Arthur Andersen LLP in connection with the below referenced Plan's Annual Report on Form 11-K for the year ended December 31, 2001. This opinion has not been reissued by Arthur Andersen LLP. See Exhibit 23.5 filed with this Annual Report on Form 11-K, for further discussion. The statement of net assets available for Plan benefits as of December 31, 2000, and the related statement of changes in net assets available for Plan benefits for the year then ended referred to in this report have not been included in the accompanying financial statements.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Plan Administrator of the
Wisconsin Energy Corporation
Employee Retirement Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of Wisconsin Energy Corporation Employee Retirement Savings Plan (the "Plan") (formerly the Wisconsin Electric Power Company Employee Retirement Savings Plan) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2001 and 2000, and the changes in its net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

/s/ARTHUR ANDERSEN LLP
Arthur Andersen LLP

Milwaukee, Wisconsin
May 2, 2002

WISCONSIN ENERGY CORPORATION
EMPLOYEE RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2002 AND 2001
(In Thousands)

	2002	2001
ASSETS -		
Investment, at fair value -		
Investment in WEC Master Trust	$ 582,051	$ 599,711
NET ASSETS AVAILABLE FOR BENEFITS	$ 582,051	$ 599,711

See notes to financial statements.

WISCONSIN ENERGY CORPORATION
EMPLOYEE RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
(In Thousands)

	2002	2001
ADDITIONS:		
Interest and dividends	$ -	$ 11,892
Contributions:		
Participants	34,476	30,237
Rollover	907	625
Employer	9,703	8,592
Total contributions	45,086	39,454
Total additions	45,086	51,346
DEDUCTIONS:		
Net depreciation in fair value of investments	-	79,203
Net investment loss (income) from Master Trust	50,400	(33,197)
Administrative expenses	56	46
Benefits paid to participants	25,850	23,391
Total deductions	76,306	69,443
NET DECREASE IN NET ASSETS BEFORE TRANSFERS	(31,220)	(18,097)
TRANSFER IN FROM PLAN MERGER (Note 1)	13,560	70,035
TRANSFER OUT FROM PLAN MERGER (Note 1)	-	(34,298)
NET (DECREASE) INCREASE	(17,660)	17,640
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	599,711	582,071
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$ 582,051	$ 599,711

See notes to financial statements.

WISCONSIN ENERGY CORPORATION EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

1. DESCRIPTION OF PLAN

The following description of the Wisconsin Energy Corporation (the "Company") Employee Retirement Savings Plan (the "Plan") is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the Plan document.

The Plan is a defined contribution plan covering all employees of the Company who are projected to complete at least 1,000 hours of service within one year from their hire date. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

On November 2, 2001, the Wisconsin Energy Corporation Master Trust (the "Master Trust") was created and is maintained by Fidelity Management Trust Company (the "Trustee"). All assets held by the Plan on that date were transferred to the Master Trust. All contributions made on November 2, 2001 and thereafter are made to the Master Trust.

Deposits from the Plan along with deposits from other participating plans were commingled in the Master Trust. Allocation of assets to each of the plans participating in the Master Trust and to each participant in the Plan was based upon each participant's account value on the valuation date. Allocation of net investment income of the Master Trust (interest and dividend income, net gain or loss on investments sold and unrealized appreciation or depreciation in the market value of investment assets) was based on equity totals for each plan.

Effective November 1, 2001, the Plan was amended to reflect the merger of the Wisconsin Gas Company Employees' Savings Plan into the Plan. Net assets totaling approximately $61,920,000 were transferred into the Plan.

Effective December 31, 2001, the Plan was amended to reflect the merger of the Wisconsin Gas Company Local 7-0018-1 Savings Plan into the Plan. Net assets totaling approximately $8,115,000 were transferred into the Plan.

The Plan was also amended in 2001 to reflect the transfer out of the Plan of the Nuclear Management Company employees to the Nuclear Management Company 401(k) Savings Plan. Net assets totaling approximately $34,298,000 were transferred out of the Plan.

Effective June 16, 2002, the Plan was amended to reflect the merger of the Wisconsin Gas Company Local 7-0018 Savings Plan into the Plan. Net assets totaling approximately $13,560,000 were transferred into the Plan.

Effective January 1, 2002, the Plan was amended and restated to adopt certain provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA"), which include changes in maximum contribution amounts and catch-up contributions made by participants.

Contributions - Contributions are subject to certain limitations of the Internal Revenue Code ("IRC"). Participants are allowed to make pre-tax and post-tax contributions of up to 20% of their base wages, as defined. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans ("rollovers"). The Company matches 50% of participant contributions of up to 6% of wages as defined in the Plan.

Individual accounts are maintained for each of the Plan's participants to reflect the participant's contributions and related employer contributions, as well as the participant's share of the Plan's income and any related administrative expenses. Allocations are based on the proportion that each participant's account balance has to the total of all participants' account balances.

Vesting - Participants are immediately vested in their contributions plus actual earnings thereon. Upon completion of one year of service or upon attainment of 59-1/2 years of age while in the service of the Company, participants become 100% vested in the Company's matching contributions. Forfeited balances of terminated participants' nonvested accounts are used to reduce future employer contributions. Total forfeitures were $11,692 and $4,331 in 2002 and 2001, respectively.

Investment Options - The participants' deposits and the Company's annual contributions are paid to the Trustee who invests the deposits, as directed (in whole percentages) by the participant, within prescribed limitations, into nine investment funds offered by the former trustee, M&I Trust Company, in 2001 and 17 investment funds offered by the trustee in 2002, which includes WEC common stock.

Benefit Payments - The full value of a participant's account is automatically distributed through a lump-sum cash payment to the employee or designated beneficiary upon retirement, termination of employment or death, for account balances less than $5,000. Distributions of participant account balances of $5,000 or greater are based on participant elections in accordance with the Plan provisions.

As the Plan is primarily designed to meet long-term financial needs, employees may permanently withdraw amounts from their accounts under the terms of the Plan's financial hardship withdrawal guidelines. Additionally, participants may withdraw all or a portion of the value of their after-tax contributions; however, these withdrawals are limited to once per Plan year per participant.

Participant Loans - Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of 50% of their account balance or $50,000, minus any outstanding loan balances over the past 12 months. Loans are repayable monthly over periods not to exceed five years. The interest rate charged on participant loans is fixed at the beginning of each loan at the then current prime rate plus 1%.

The interest paid by a participant on their loan balance is credited directly to their individual account. Interest rates on participant loans ranged from 5.8% to 10.5% at December 31, 2002.

2. ACCOUNTING POLICIES

Basis of Accounting - The Plan's financial statements are prepared under the accrual basis of accounting. Benefit payments to participants who have requested withdrawals are reported as deductions from net assets when paid.

Income Recognition - The Plan presents in the statements of changes in net assets available for Plan benefits the net appreciation/depreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation/depreciation on those investments.

Investment transactions are recorded on trade date. Interest is recorded as earned. Dividends are recorded on the ex-dividend date.

Investments - Investments of the Master Trust are stated at fair value, except for investments in guaranteed investment contracts held in the BRIF Fund which are stated at contract value. Participant loans are stated at the outstanding principal balance, which approximates fair value. Shares of mutual funds and WEC common stock are valued at quoted market prices. Units of collective trust funds are valued at the market value determined by the trustee.

The Master Trust provides for investments in mutual funds, and stock. Investment securities are exposed to various risks, including, but not limited to, interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investments will occur in the near term.

Administrative Expenses - Substantially all administrative expenses of the Plan are paid by the Company, except for loan origination fees which are paid by the borrowing participant and charged against the fund from which the borrowings are made.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

3. INVESTMENTS

For the period ended November 1, 2001, the Plan's investments (excluding those held by the WEC Master Trust) (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by approximately $79,203,000, as follows (in thousands):

Mutual funds	$ (65,901)
Collective trust fund	(11,250)
WEC common stock	(2,052)
	$ (79,203)

4. INVESTMENT IN MASTER TRUST

Effective November 2, 2001, the Plan became a participant of the Master Trust, along with the Wisconsin Gas Company Local 7-0018 Savings Plan (prior to June 16, 2002) and the Wisconsin Gas Company Local No. 7-0018-1 Savings Plan (prior to December 31, 2001).

Within the Master Trust, each plan records its own company contributions received and benefits paid.

Units of participation in the Master Trust are owned in various amounts by each of the Plans. The income of the commingled portion of the Master Trust is determined monthly and allocated to each Plan based on the number of units owned by the respective Plan.

Effective January 3, 2002, the SHURflo 401(k) Profit Sharing Plan, and the Hypro Corporation Retirement Plan became participants in the Master Trust along with the Wisconsin Energy Corporation Employee Retirement Savings Plan. Effective January 10, 2002, the Sta-Rite Industries Incentive

Savings Plan became a participant in the WEC Master Trust along with the aforementioned plans (collectively known as the "Plans").

The fair market and contract values of the assets in the Master Trust as of December 31, 2002 and 2001, are as follows (in thousands):

	2002	2001
Guaranteed investment contracts	$135,351	$ 99,996
WEC common stock fund*	135,255	115,813
Common stock funds	330,330	363,130
Government securities mutual funds	7,793	6,459
Corporate debt securities mutual funds	31,774	17,902
Loans receivable from participants*	14,000	10,523
Total Master Trust	$654,503	$613,823

* Party-in-interest

Allocation of the commingled Master Trust assets to the Plans is as follows at December 31, 2002 and 2001 (in thousands):

	2002		2001	
Wisconsin Energy Corporation Employee Retirement Savings Plan	$582,051	88.9 %	$599,711	97.7 %
Wisconsin Gas Company Local No. 7-0018 Savings Plan	-	-	14,112	2.3
Sta-Rite Industries Incentive Savings Plan	36,334	5.6	-	-
SHURflo 401(k) Profit Sharing Plan	16,641	2.5	-	-
Hypro Corporation Retirement Plan	19,477	3.0	-	-
	$654,503	100.0 %	$613,823	100.0 %

At December 31, 2002 and 2001, the Master Trust held 10,301,291 and 5,091,119 shares of WEC common stock, respectively. The WEC Common Stock Fund invests in WEC common stock and money market accounts. It is accounted for on a unitary basis.

The Master Trust's investments in traditional guaranteed investment contracts and synthetic guaranteed investment contracts held in the BRIF Fund are valued at contract value because the contracts are fully benefit responsive. Contract value represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses.

The contract values and fair values, as confirmed by the trustee, of investment contracts as of December 31 are as follows (in thousands):

	2002		2001	
	Contract Value	Fair Value	Contract Value	Fair Value
Guaranteed investment contracts	$ 8,515	$ 8,655	$31,999	$ 32,791
Synthetic guaranteed investment contracts	126,836	132,461	67,997	68,936
	$135,351	$141,116	$99,996	$101,727

The weighted average yield for the Master Trust's investments in guaranteed investment contracts was 5.1% and 6.1% for the years ending December 31, 2002 and 2001, respectively. The weighted average crediting interest rate was 4.7% and 3.7% as of December 31, 2002 and 2001, respectively. The crediting interest rates reset on a quarterly basis based on the contract and fair values of the investment as well as the portfolio duration at that time.

Net Master Trust (loss) income from commingled assets allocated to the Plans for the period from November 2, 2001 to December 31, 2001 and for the year ending December 31, 2002 is as follows (in thousands):

	Year Ending December 31, 2002	November 2, 2001 to December 31, 2001
Interest and dividend income	$ 16,531	$ 4,143
Net appreciation (depreciation), by type:		
Wec Common Stock Fund	13,823	1,733
Common stock funds	(89,746)	28,748
Corporate debt securities funds	1,061	(523)
Total net (depreciation) appreciation	(74,862)	29,958
Total Master Trust (loss) income	$ (58,331)	$ 34,101

5. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

6. TAX STATUS

The Plan has obtained a determinatin letter from the Internal Revenue Service dated July 28, 1995 approving the Plan as qualified for tax-exempt status. The Plan has been amended since receiving the determination letter. The Plan has applied for a new determination letter and is awaiting reply from the IRS. However, the Plan administrator and the Plan's management believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

7. RELATED PARTY TRANSACTIONS

The Master Trust invests in WEC common stock. In addition, certain plan investments represent shares of mutual funds and collective trust funds managed by the Trustee and participant loans. These transactions are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under ERISA regulations.

8. RECONCILIATION TO FORM 5500

As of December 31, 2001 guaranteed investment contracts were recorded in the accompanying financial statements at contract value; however, they were recorded in the Plan's Form 5500 at fair value.

The following table reconciles net assets available for benefits and investment loss per the financial statements to the Form 5500 as filed by the Company for the year ended December 31, 2001 (in thousands):

	Investment Loss	Benefits Paid	Net Assets Available for Plan Benefits
Per financial statements	$ (34,114)	$ 23,391	$ 599,711
2000 amounts pending distribution to participants	-	(252)	-
2001 difference between contract value and fair value of guaranteed investment contracts	513	-	1,594
Per Form 5500	$ (33,601)	$ 23,139	$ 601,305

The following table reconciles net assets available for benefits per the financial statements to the Form 5500 as filed by the Company for the year ended December 31, 2002 (in thousands):

	Investment Loss
Per financial statements	$ (50,400)
2001 difference between contract value and fair value of guaranteed investment contracts	(1,594)
Per Form 5500	$ (51,994)

* * * * * *

STA-RITE INDUSTRIES INCENTIVE SAVINGS PLAN

Financial Statements for the Years Ended December 31, 2002 and 2001, and Independent Auditors' Reports

STA-RITE INDUSTRIES
INCENTIVE SAVINGS PLAN

TABLE OF CONTENTS

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for reporting and disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Deloitte & Touche LLP
411 E. Wisconsin Avenue
Milwaukee, Wisconsin 53202-4496

Tel: (414) 271-3000
www.deloitte.com


Deloitte
& Touche

INDEPENDENT AUDITORS' REPORT

To the Plan Administrator of the
Sta-Rite Industries Incentive Savings Plan:

We have audited the accompanying statement of net assets available for benefits of Sta-Rite Industries Incentive Savings Plan (the "Plan") as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of December 31, 2001 and for the year then ended were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated May 2, 2002.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such 2002 financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

May 9, 2003

The following report is a copy of a report previously issued by Arthur Andersen LLP in connection with the below referenced Plan's Annual Report on Form 11-K for the year ended December 31, 2001. This opinion has not been reissued by Arthur Andersen LLP. See Exhibit 23.5 filed with this Annual Report on Form 11-K for further discussion. The statement of net assets available for benefits as of December 31, 2000, and the related statement of changes in net assets available for benefits for the year then ended referred to in this report have not been included in the accompanying financial statements.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Plan Administrator of the
Sta-Rite Industries Incentive Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Sta-Rite Industries Incentive Savings Plan (the "Plan") as of December 31, 2001 and 2000, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule of nonexempt transactions as listed in the accompanying table of contents. These financial statements and supplemental schedule are the responsibility of the Plan administrator. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and supplemental schedule are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and supplemental schedule. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Nonexempt Transactions is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ARTHUR ANDERSEN LLP
Arthur Andersen LLP

Milwaukee, Wisconsin
May 2, 2002

STA-RITE INDUSTRIES
INCENTIVE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001
(In Thousands)

	2002	2001
INVESTMENTS -		
Investment in WICOR Master Trust	$	$ 37,174
Investment in WEC Master Trust	36,334	-
Total investments	36,334	37,174
RECEIVABLES:		
Participant contributions	-	173
Employer contributions	-	175
Total receivables	-	348
NET ASSETS AVAILABLE FOR BENEFITS	$ 36,334	$ 37,522

See notes to financial statements.

STA-RITE INDUSTRIES
INCENTIVE SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
(In Thousands)

	2002	2001
ADDITIONS:		
Contributions:		
Employer	$ 880	$ 1,007
Participants	2,549	2,543
Rollovers	392	85
Total contributions	3,821	3,635
Interplan transfers	-	215
Total additions	3,821	3,850
DEDUCTIONS:		
Net investment loss of Master Trusts	2,714	827
Net depreciation in fair value of investments	-	132
Total investment loss	2,714	959
Benefits paid to participants	2,291	2,691
Administrative expenses	4	44
Total deductions	5,009	3,694
NET (DECREASE) INCREASE	(1,188)	156
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	37,522	37,366
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$ 36,334	$ 37,522

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

1. DESCRIPTION OF PLAN

Sta-Rite Industries, Inc. (the "Company") a wholly owned subsidiary of WICOR Industries, Inc., a wholly owned subsidiary of WICOR, Inc. ("WICOR"), a wholly owned subsidiary of Wisconsin Energy Corporation ("WEC"), established the Sta-Rite Industries Incentive Savings Plan (the "Plan"). The Plan is a defined contribution plan with a deferred income arrangement as provided for by Section 401(k) of the Internal Revenue Code and is subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The following description of the Plan is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the Plan document.

Each employee of the Company and participating company subsidiaries are eligible to participate as of the later of the date of hire or the attainment of eighteen years of age.

On January 10, 2002, the Plan changed trustees from Marshall & Ilsley Trust Company to Fidelity Management Trust Company (the "Trustees") and became a participant in the Wisconsin Energy Corporation Master Trust ("WEC Master Trust"). Participant and Company contributions were made to the WICOR, Inc. Employees' Savings Plan Master Trust (the "WICOR Master Trust and collectively with the WEC Master Trust the "Master Trusts ") prior to January 10, 2002 and the WEC Master Trust thereafter, maintained by Fidelity Management Trust Company (the "Trustee").

Deposits from the Plan along with the deposits from other participating plans are commingled in the Master Trusts maintained by the Trustees. Allocation of assets to each of the plans participating in the Master Trusts and to each participant in the Plan is based upon each participant's account value on the valuation date. Allocation of net investment income of the Master Trusts (interest and dividends, net gain or loss on investments sold and unrealized appreciation or depreciation in market value of investment assets) is based on equity totals for each plan.

Individual accounts are maintained for each of the Plan's participants to reflect the participant's contributions and related employer contributions, as well as the participant's share of the Plan's income and any related administrative expenses. Allocations are based on the proportion that each participant's account balance has to the total of all participants' account balances.

Effective January 1, 2002, the Plan was amended and restated to adopt certain provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA"), which include changes in maximum contribution amounts and catch-up contributions made by participants.

Contributions - Plan provisions provide for both "Basic" and "Supplemental" contributions to be made at the employee's election. Basic contributions are tax-deferred contributions which may be any whole percentage of a participant's compensation, up to a maximum of 50%. Supplemental contributions are after-tax contributions which may be any whole percentage of a participant's compensation up to 10%. Additionally, each participant over age 50 can elect to make catch up contributions, up to a maximum of $1,000.

Each year, the Company is required to make quarterly "Incentive" contributions to the Plan that are calculated as a percentage of the employee's basic contributions. On an annual basis, an additional match may be given based on the Company's return on assets for the year. The minimum Company contribution is 50% of employee basic contributions. Employer contributions were 55% and 60% of employee basic deposits for 2002 and 2001, respectively. The incentive contribution for each participant is based on a maximum basic contribution of 4% of compensation.

All employees who have completed 250 hours of qualifying service, passed their entry date for "incentive" contributions and are employed on the last day of the calendar year or have died, retired, or become disabled during the year are eligible to receive incentive contributions.

Investment Options - At a minimum and according to the Plan document, the participants' monthly deposits and the Company's quarterly contributions are paid to the Trustees who invest them, as directed (in whole percentages) by the participant, within prescribed limitations into nine investment funds offered by the former trustee in 2001 and 17 investment funds offered by the trustee in 2002, which includes WEC common stock.

Vesting - A participant is at all times fully vested in, and has a nonforfeitable right to his or her contributions. Participants vest in employer contributions 20% per year of service and are 100% vested after five years of service. Upon the death or disability of a participant while employed, the participant becomes 100% vested in the amount credited to their account.

If a participant account is not vested when employment is terminated, such account shall continue to share in allocations until the last day of the next Plan year, where upon such amounts shall be forfeited and used to reduce the incentive contributions by the Company. Forfeitures were approximately $24,000 and $11,000 for the years ended December 31, 2002 and 2001, respectively.

Benefit Payments - Every year, participants can withdraw the lesser of (1) the value of their non tax-deferred deposits, or (2) the amount of non tax-deferred contributions they have contributed. Tax-deferred contributions can also be distributed, but only if the participants have reached age 59½ or can demonstrate a verifiable "hardship" as defined in the Plan. Participants' account balances are distributed in a lump sum following resignation, retirement or death as directed by the participant and/or the participants' beneficiary. If the account balance is greater than $5,000, the participant may choose to leave the money in the Plan until a later date, but no later than when the participant attains age 70-1/2. Distributions from the WEC Common Stock Fund can be made in cash or stock.

Participant Loans - The Plan provides for loans to participants. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range from one to five years and are secured by the participant's vested account balance. Principal and interest are paid ratably through payroll deductions.

All loans shall bear interest at a rate commensurate with the rate which would be charged by commercial lenders for similar loans as determined by the Trustees. The interest paid by a participant on their loan balance is credited directly to their individual account. Interest rates on participant loans ranged from 5.0% to 9.5% at December 31, 2002.

2. ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared on the accrual basis of accounting. Benefit payments to participants who have requested withdrawals are reported as deductions from net assets when paid.

Income Recognition - The Plan presents in the statements of changes in net assets available for benefits, the net appreciation/depreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation/depreciation on those investments.

Investment transactions are recorded on trade date. Interest is recorded as earned. Dividends are recorded on the ex-dividend date.

Investments - Investments of the Master Trusts are stated at fair value, except for investments in guaranteed investment contracts held in the BRIF Fund which are stated at contract value. Participant loans are stated at the outstanding principal balance, which approximates fair value. Shares of mutual funds and WEC common stock are valued at quoted market prices. Units of collective trust funds are valued at the market value determined by the trustee.

The Master Trusts provide for investment in mutual funds and common stock. Investment securities are exposed to various risks including, but not limited to, interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term.

During 2001, investments (including gains and losses on investments bought and sold, as well as held during the year) held outside the master trusts depreciated in value by approximately $132,000 as follows (in thousands):

Mutual funds	$ (25)
Common stock	(107)
	$ (132)

Expenses - Substantially all administrative expenses and certain investment management expenses of the Plan and Master Trusts are paid by the Company. Loan origination fees are paid by the borrowing participant.

Accounting Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

3. INVESTMENTS IN MASTER TRUSTS

Prior to January 10, 2002, the Plan was a participant in the WICOR Master Trust along with the Hypro Corporation Retirement Plan, and the SHURflo 401(k) Profit Sharing Plan (the "WICOR Plans"). Effective January 10, 2002, the Plan transferred its investments from the WICOR Master Trust to the WEC Master Trust along with the investments of the Hypro Corporation Retirement Plan and the SHURflo 401(k) Profit Sharing Plan. At December 31, 2002, the WICOR Plans were participants in the WEC Master Trust along with the Wisconsin Energy Corporation Employee Retirement Saving Plan (collectively known as the "WEC Plans").

Within the Master Trusts, each plan records its own company contributions received and benefits paid.

Units of participation in the Master Trusts are owned in various amounts by each of the Plans. The income of the commingled portion of the Master Trusts is determined monthly and allocated to each Plan based on the number of units owned by the respective Plan.

The fair market values of the assets in the WICOR Master Trust as of December 31, 2001 were as follows (in thousands):

WEC Common Stock Fund*	$ 2,448
Common stock funds	45,729
Government securities funds	5,517
Corporate debt securities funds	20,215
Accrued income	22
Loans receivable from participants*	1,863
Brokers payable	(375)
Total Master Trust assets	$ 75,419

*Party-in-interest.

At December 31, 2001, the WICOR Master Trust held 103,911 shares of WEC Common Stock. The WEC Common Stock Fund invested in WEC common stock and money market accounts. It is accounted for on a unitary basis.

Allocation of the commingled WICOR Master Trust assets to the WICOR Plans was as follows at December 31, 2001 (in thousands):

	Assets	Percent
Sta-Rite Industries Incentive Savings Plan	$ 37,174	49.3 %
Hypro Corporation Retirement Plan	20,336	27.0
SHURflo 401(k) Profit Sharing Plan	17,909	23.7
Total Master Trust	$ 75,419	100.0 %

Net WICOR Master Trust loss from commingled assets allocated to the Plans for the year ended December 31, 2001 was as follows (in thousands):

Interest income	$ 264
Dividend income	954
Net (depreciation) appreciation, by type:	
WEC Common Stock Fund	(156)
Common stock funds	(11,431)
Government securities funds	394
Corporate debt securities funds	849
Total net depreciation	(10,344)
Total Master Trust loss	$ (9,126)

The WICOR Master Trust invested in a common collective fund that invested in guaranteed investment contracts ("GICs"). These GICs were fully benefit responsive and were reported at contract value, which approximated fair value, as determined by the Trustee.

The fair market and contract values of the assets in the WEC Master Trust as of December 31, 2002, are as follows (in thousands):

Guaranteed investment contracts	$135,351
WEC Common Stock Fund*	135,255
Common stock funds	330,330
Government securities mutual funds	7,793
Corporate debt securities mutual funds	31,774
Loans receivable from participants*	14,000
Total WEC Master Trust	$654,503

*Party-in-interest

At December 31, 2002, the WEC Master Trust held 10,301,291 shares of WEC Common Stock. The WEC Common Stock Fund invests in WEC common stock and money market accounts. It is accounted for on a unitary basis.

The WEC Master Trust's investments in traditional guaranteed investment contracts and synthetic guaranteed investment contracts held in the BRIF Fund are valued at contract value because the contracts are fully benefit responsive. Contract value represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses.

The contract values and fair values, as confirmed by the trustee, of investment contracts as of December 31, 2002 are as follows (in thousands):

	Contract Value	Fair Value
Guaranteed investment contracts	$ 8,515	$ 8,655
Synthetic guaranteed investment contracts	126,836	132,461
	$135,351	$141,116

The weighted average yield for the WEC Master Trust's investments in guaranteed investment contracts was 5.1% for the year ending December 31, 2002. The weighted average crediting interest rate was 4.7% as of December 31, 2002. The crediting interest rates reset on a quarterly basis based on the contract and fair values of the investment as well as the portfolio duration at that time.

Allocation of the commingled WEC Master Trust assets to the WEC Plans is as follows at December 31, 2002:

	Assets	Percent
Wisconsin Energy Corporation Employee Retirement Savings Plan	$582,051	88.9 %
Sta-Rite Industries Incentive Savings Plan	36,334	5.6
SHURflo 401(k) Profit Sharing Plan	16,641	2.5
Hypro Corporation Retirement Plan	19,477	3.0
	$654,503	100.0 %

Net WEC Master Trust loss from commingled assets allocated to the WEC Plans for the year ending December 31, 2002 is as follows (in thousands):

Interest and dividend income	$ 16,531
Net appreciation (depreciation), by type:	
WEC Common Stock Fund	13,823
Common stock funds	(89,746)
Corporate debt securities mutual funds	1,061
Total net depreciation	(74,862)
Total WEC Master Trust loss	$ (58,311)

4. INTERPLAN TRANSFERS

If a participant transfers to a position eligible for another plan participating in the Master Trusts, the participant's account is transferred to that plan.

5. PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan may be terminated at any time by action of the Company's Board of Directors subject to the provisions of ERISA. Upon termination, all contributions would become fully vested, and each participant's account balance would be paid in a lump sum payment.

6. TAX STATUS

The Plan has obtained a determination letter from the Internal Revenue Service dated February 13, 1996 approving the Plan as qualified for tax-exempt status. In the opinion of the Plan's management, the Plan, as subsequently amended, remains tax-exempt. The Plan applied for a new determination letter during 2002, but has not yet received a response from the Internal Revenue Service.

7. RELATED PARTY TRANSACTIONS

The WICOR and WEC Master Trust invests in WEC common stock. In addition, certain plan investments represent shares of mutual funds and collective trust funds managed by Fidelity Management Trust Company and participant loans. These transactions are considered party-in-interest transactions. These are not considered prohibited transactions under ERISA regulations.

* * * * * *

HYPRO CORPORATION RETIREMENT PLAN

(Formerly, Hypro Corporation 401(k) and Profit Sharing Plan)

Financial Statements for the Years Ended December 31, 2002 and 2001, and Independent Auditors' Reports

HYPRO CORPORATION RETIREMENT PLAN
(Formerly, the Hypro Corporation 401(k) and Profit Sharing Plan)

TABLE OF CONTENTS

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for reporting and disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Deloitte & Touche LLP
411 E. Wisconsin Avenue
Milwaukee, Wisconsin 53202-4496

Tel: (414) 271-3000
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Plan Administrator of the
Hypro Corporation Retirement Plan:

We have audited the accompanying statement of net assets available for benefits of Hypro Corporation Retirement Plan (formerly, Hypro Corporation 401(k) and Profit Sharing Plan) (the "Plan") as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of December 31, 2001 and for the year then ended were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated May 2, 2002.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such 2002 financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

May 9, 2003

The following report is a copy of a report previously issued by Arthur Andersen LLP in connection with the Plan's Annual Report on Form 11-K for the year ended December 31, 2001. This opinion has not been reissued by Arthur Andersen LLP. See Exhibit 23.5 filed with this Annual Report on Form 11-K for further discussion. The statement of net assets available for benefits as of December 31, 2000, and the related statement of changes in net assets available for benefits for the year then ended referred to in this report have not been included in the accompanying financial statements.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Plan Administrator for the
Hypro Corporation 401(k) and Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of the Hypro Corporation 401(k) and Profit Sharing Plan (the "Plan") as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan administrator. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

/s/ARTHUR ANDERSEN LLP
Arthur Andersen LLP

Milwaukee, Wisconsin
May 2, 2002

HYPRO CORPORATION RETIREMENT PLAN
(Formerly, Hypro Corporation 401(k) and Profit Sharing Plan)

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001
(In Thousands)

	2002	2001
ASSETS:		
Investments, at fair value:		
Investment in WICOR Master Trust	$ -	$ 20,336
Investment in WEC Master Trust	19,477	-
Total investments	19,477	20,336
Receivables -		
Employer contributions	833	585
Total assets	20,310	20,921
ACCRUED LIABILITIES	25	12
NET ASSETS AVAILABLE FOR BENEFITS	$ 20,285	$ 20,909

See notes to financial statements.

HYPRO CORPORATION RETIREMENT PLAN
(Formerly, Hypro Corporation 401(k) and Profit Sharing Plan)

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
(In Thousands)

	2002	2001
ADDITIONS:		
Contributions:		
Employer	$ 833	$ 585
Participants	645	593
Rollovers	107	70
Total contributions	1,585	1,248
DEDUCTIONS:		
Net investment loss (income) of Master Trusts	1,758	(113)
Benefits paid to participants	449	1,314
Administrative expenses	2	17
Total deductions	2,209	1,218
NET (DECREASE) INCREASE	(624)	30
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	20,909	20,879
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$20,285	$20,909

See notes to financial statements.

HYPRO CORPORATION RETIREMENT PLAN
(Formerly, Hypro Corporation 401(k) and Profit Sharing Plan)

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002 and 2001

1. DESCRIPTION OF PLAN

Hypro Corporation (the "Company", a wholly owned subsidiary of WICOR Industries, Inc., a wholly-owned subsidiary of WICOR, Inc. ("WICOR"), a wholly-owned subsidiary of Wisconsin Energy Corporation ("WEC")) established the Hypro Corporation Retirement Plan (formerly, Hypro Corporation 401(k) and Profit Sharing Plan) (the "Plan"), a defined contribution profit sharing plan with a cash and 401(k) salary deferral arrangement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The following description of the Plan is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the Plan document.

Prior to January 1, 2002, all employees were eligible to participate in the cash and 401(k) salary deferral arrangement six months following their hire date. As of January 1, 2002, employees are eligible to participate in the Plan on the first day of the month following the month in which they complete 30 days of employment.

All employees who complete one year of qualifying service, work 1,000 hours, and are employed by the Company at the Plan year end are eligible to participate in the allocation of the Company's contributions.

On January 3, 2002, the Plan changed trustees from Marshall & Ilsley Trust Company to Fidelity Management Trust Company (collectively, the "Trustees") and became a participant in the Wisconsin Energy Corporation Master Trust (the "WEC Master Trust"). Participants' deposits and Company contributions were made to the WICOR, Inc. Employees' Savings Plan Master Trust (the "WICOR Master Trust" and collectively with the WEC Master Trust, the "Master Trusts") prior to January 3, 2002 and the WEC Master Trust thereafter. Funds are invested by the Trustees according to the investment options selected by the participants, and managed in a manner consistent with the requirements of ERISA.

Deposits from the Plan along with the deposits from other participating plans are commingled in the Master Trusts maintained by the Trustees. Allocation of assets to each of the plans participating in the Master Trusts and to each participant in the Plan is based upon each participant's account value on the valuation date. Allocation of net investment income of the Master Trusts (interest and dividend income, net gain or loss on investments sold and unrealized appreciation or depreciation in market value of investment assets) is based on equity totals for each plan.

Individual accounts are maintained for each of the Plan's participants to reflect the participant's contributions and related employer contributions, as well as the participant's share of the Plan's income and any related administrative expenses. Allocations are based on the proportion that each participant's account balance has to the total of all participants' account balances.

Effective January 1, 2002, the Plan was amended and restated to adopt certain provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA"), which include changes in maximum contribution amounts and catch-up contributions made by participants.

Contributions - Upon enrollment or re-enrollment, each participant in the Plan can elect to make regular deposits by payroll deduction in whole percentages of at least 1% but not more than 25% of a participant's defined compensation on a tax deferred basis subject to certain limitations of the Internal Revenue Code. Each participant over age 50 can elect to make catch up contributions subject to certain limitations of the Internal Revenue Code.

Each year, the Company may make discretionary profit sharing contributions to the Plan for eligible participants for that Plan year. The Plan allows the Company to make two types of profit sharing contributions, Employer Profit Sharing contributions and Special Profit Sharing Contributions. The Employer Profit Sharing Contributions are subject to the Plan's vesting schedule while the Special Profit Sharing Contributions are always 100% vested. The Employer Profit Sharing Contributions equaled 4% and 2% of compensation for 2002 and 2001, respectively. The Special Profit Sharing Contributions equaled 4% of compensation for both 2002 and 2001. Contributions are allocated to employees proportionately based on compensation.

Investment Options - The participants' deposits and the Company's contributions are paid to the Trustees who invest the deposits, as directed (in whole percentages) by the participant, within prescribed limitations into nine investment funds offered by the former trustee in 2001 and 17 investment funds offered by the trustee in 2002, which includes WEC common stock.

Vesting - Plan benefits attributable to employee elective deferral contributions and Special Profit Sharing Contributions are fully vested at all times. Plan benefits attributable to Employer Profit Sharing Contributions vest on a graduated scale, with a provision for 100% vesting at the normal retirement date, death or permanent disability, as defined in the Plan. In 2002, participants vest in Employer Profit Sharing Contributions according to the following schedule:

Years of Service	**Vested Percentage**
Less than 2	0 %
2 but less than 3	20 %
3 but less than 4	40 %
4 but less than 5	60 %
5 but less than 6	80 %
6 or more	100 %

Prior to 2002, participants vested in Employer Profit Sharing Contributions according to the following schedule:

Years of Service	**Vested Percentage**
Less than 1	0 %
1 but less than 2	10 %
2 but less than 3	20 %
3 but less than 4	30 %
4 but less than 5	40 %
5 but less than 6	60 %
6 but less than 7	80 %
7 or more	100 %

Forfeitures - If an employee is not 100% vested upon termination of employment, the part of the Employer Profit Sharing Account that is not vested will be transferred to a special "Forfeiture Account." The individual's right to the Forfeiture Account will depend on whether or not he or she is rehired by the Company and the terms of such reemployment. Forfeitures that occur are first used for reinstatements of accounts of reemployed participants. Any remaining forfeiture amounts are applied as credits against future employer profit sharing contributions for other Plan participants. Total forfeitures were $13,619 in 2002.

Benefit Payments - Participants can withdraw their tax-deferred deposits but only if the participants have reached age 59½. Distributions from the WEC Stock Fund can be made in cash or stock.

Upon termination of employment from the Company, the participant will receive an amount equal to the current market value of their vested account balance. A terminating participant has the option of deferring the receipt of their account balance to no later than April 1 of the calendar year following their attainment of age 70½.

Participant Loans - The Plan provides for loans to participants. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 25 percent of their vested account balance. Loan terms range from one to five years for general purpose loans and one to fifteen years for residential purpose loans and are secured by the participant's vested account balance. Principal and interest are paid ratably through payroll deductions.

All loans shall bear interest at a rate commensurate with the rate which would be charged by commercial lenders for similar loans as determined by the Trustees. The interest paid by a participant on their loan balance is credited directly to their individual account. Interest rates on participant loans ranged from 5.0% to 9.5% at December 31, 2002.

2. ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared on the accrual basis of accounting. Benefit payments to participants who have requested withdrawals are reported as deductions from net assets when paid.

Income Recognition - The Plan presents, in the statements of changes in net assets available for benefits, the net appreciation/depreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation/depreciation on these investments.

Investment transactions are recorded on trade date. Interest is recorded as earned. Dividends are recorded on the ex-dividend date.

Investments - Investments of the Master Trusts are stated at fair value, except for investments in guaranteed investment contracts held in the BRIF Fund which are stated at contract value. Participant loans are stated at the outstanding principal balance, which approximates fair value. Shares of mutual funds and WEC common stock are valued at quoted market prices. Units of collective trust funds are valued at the market value determined by the trustee.

The Master Trusts provide for investment in mutual funds and stock. Investment securities are exposed to various risks including, but not limited to, interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term.

Expenses - Substantially all administrative expenses and certain investment management expenses of the Plan and Master Trusts are paid by the Company. Loan origination fees are paid by the borrowing participant.

Accounting Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

3. INVESTMENTS IN MASTER TRUSTS

At December 31, 2001, the Plan was a participant in the WICOR Master Trust along with the Sta-Rite Industries Incentive Savings Plan and the SHURflo 401(k) Profit Sharing Plan (the "WICOR Plans"). Effective January 3, 2002, assets of the Plan and the SHURflo 401(k) Profit Sharing Plan were transferred from the WICOR Master Trust into the WEC Master Trust. Effective January 10, 2002, assets of the Sta-Rite Industries Incentive Savings Plan were transferred from the WICOR Master Trust into the WEC Master Trust. At December 31, 2002, the WICOR Plans were participants in the WEC Master Trust along with the Wisconsin Energy Corporation Employee Retirement Savings Plan (collectively known as the "WEC Plans").

Within the Master Trusts, each plan records its own company contributions received and benefits paid.

Units of participation in the Master Trusts are owned in various amounts by each of the Plans. The income of the commingled portion of the Master Trusts is determined monthly and allocated to each plan based on the number of units owned by the respective plan.

The fair market values of the assets in the WICOR Master Trust as of December 31, 2001 were as follows (in thousands):

WEC Common Stock Fund*	$ 2,448
Common stock funds	45,729
Government securities funds	5,517
Corporate debt securities funds	20,215
Accrued income	22
Loans receivable from participants*	1,863
Payable for securities purchased	(375)
Total Master Trust assets	$ 75,419

* Party-in-interest

At December 31, 2001, the WICOR Master Trust held 103,911 shares of WEC Common Stock. The WEC Common Stock Fund invests in WEC common stock and money market accounts. It is accounted for on a unitary basis.

Allocation of the commingled WICOR Master Trust assets to the WICOR Plans was as follows at December 31, 2001 (in thousands):

	Assets	Percent
Sta-Rite Industries Incentive Savings Plan	$37,174	49.3 %
Hypro Corporation Retirement Plan	20,336	27.0
SHURflo 401(k) Profit Sharing Plan	17,909	23.7
Total WICOR Master Trust	$75,419	100.0 %

Net WICOR Master Trust loss from commingled assets allocated to the WICOR Plans for the year ended December 31, 2001 was as follows (in thousands):

Interest income	$ 264
Dividend income	954
Net (depreciation) appreciation by type:	
WEC Common Stock Fund	(156)
Common stock funds	(11,431)
Government securities funds	394
Corporate debt securities funds	849
Total net depreciation	(10,344)
Total WICOR Master Trust loss	$ (9,126)

The WICOR Master Trust invested in a common collective fund that invests in guaranteed investment contracts ("GICs"). These GICs were fully benefit responsive and were reported at contract value, which approximated fair value, as determined by the Trustee.

The fair market and contract values of the assets in the WEC Master Trust as of December 31, 2002 are as follows (in thousands):

Guaranteed investment contracts	$ 135,351
WEC Common Stock Fund*	135,255
Common stock funds	330,330
Government securities mutual funds	7,793
Corporate debt securities mutual funds	31,774
Loans receivable from participants*	14,000
Total WEC Master Trust	$ 654,503

* Party-in-interest

At December 31, 2002, the WEC Master Trust held 10,301,291 shares of WEC Common Stock. The WEC Common Stock Fund invests in WEC common stock and money market accounts. It is accounted for on a unitary basis.

The WEC Master Trust's investments in traditional guaranteed investment contracts and synthetic guaranteed investment contracts held in the BRIF Fund are valued at contract value because the contracts are fully benefit responsive. Contract value represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses.

The contract values and fair values, as confirmed by the trustee, of investment contracts as of December 31, 2002 are as follows (in thousands):

	Contract Value	Fair Value
Guaranteed investment contracts	$ 8,515	$ 8,655
Synthetic guaranteed investment contracts	126,836	132,461
	$ 135,351	$ 141,116

The weighted average yield for the WEC Master Trust's investments in guaranteed investment contracts was 5.1% for the year ending December 31, 2002. The weighted average crediting interest rate was 4.7% as of December 31, 2002. The crediting interest rates reset on a quarterly basis based on the contract and fair values of the investment as well as the portfolio duration at that time.

Allocation of the commingled WEC Master Trust assets to the WEC Plans is as follows at December 31, 2002 (in thousands):

	Assets	Percent
Wisconsin Energy Corporation Employee Retirement Savings Plan	$ 582,051	88.9 %
Sta-Rite Industries Incentive Savings Plan	36,334	5.6
SHURflo 401(k) Profit Sharing Plan	16,641	2.5
Hypro Corporation Retirement Plan	19,477	3.0
	$ 654,503	100.0 %

Net WEC Master Trust loss from commingled assets allocated to the WEC Plans for the year ending December 31, 2002 is as follows (in thousands):

Interest and dividend income	$ 16,531
Net appreciation (depreciation) by type:	
WEC Common Stock Fund	13,823
Common stock funds	(89,746)
Corporate debt securities mutual funds	1,061
Net depreciation	(74,862)
Total WEC Master Trust loss	$ (58,331)

4. PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan may be terminated at any time by action of the Company's Board of Directors subject to the provisions of ERISA. Upon termination, all contributions would become fully vested, and each participant's account balance would be paid in a lump sum payment.

5. TAX STATUS

The Plan has obtained a determination letter from the Internal Revenue Service dated June 20, 2002, approving the Plan as qualified for tax-exempt status. In the opinion of the Plan's management, the Plan, remains tax-exempt.

6. RELATED PARTY TRANSACTIONS

The WICOR and WEC Master Trust invests in WEC common stock. In addition, certain plan investments represent shares of mutual funds and collective trust funds managed by Fidelity Management Trust Company and participant loans. These transactions are considered party-in-interest transactions. These are not considered prohibited transactions under ERISA regulations.

7. DISCRIMINATION TESTING

The Company failed the average deferral percentage test and will be remitting approximately $25,000 back to participants. The corresponding amount at December 31, 2001 was approximately $12,000. These amounts are recorded as accrued liabilities within the statement of net assets available for benefits.

* * * * * *

SHURflo
401(k) PROFIT SHARING PLAN

Financial Statements for the Years Ended December 31, 2002 and 2001, and Independent Auditors' Reports

SHURflo
401(k) PROFIT SHARING PLAN

TABLE OF CONTENTS

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for reporting and disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Deloitte & Touche LLP
411 E. Wisconsin Avenue
Milwaukee, Wisconsin 53202-4496

Tel: (414) 271-3000
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Plan Administrator of the
SHURflo 401(k) Profit Sharing Plan:

We have audited the accompanying statement of net assets available for benefits of SHURflo 401(k) Profit Sharing Plan (the "Plan") as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of December 31, 2001 and for the year then ended were audited by other auditors who have ceased operations. Those auditors' expressed an unqualified opinion on these financial statements in their report dated May 2, 2002.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such 2002 financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

May 9, 2003

The following report is a copy of a report previously issued by Arthur Andersen LLP in connection with the Plan's Annual Report on Form 11-K for the year ended December 31, 2001. This opinion has not been reissued by Arthur Andersen LLP. See Exhibit 23.5 filed with this Annual Report on Form 11-K for further discussion. The statement of net assets available for benefits as of December 31, 2000 and the related statement of changes in net assets available for benefits for the year then ended referred to in this report have not been included in the accompanying financial statements.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Plan Administrator for the
SHURflo 401(k) Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of the SHURflo 401(k) Profit Sharing Plan (the "Plan") as of December 31, 2001 and 2000, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule of nonexempt transactions as listed in the accompanying table of contents. These financial statements and supplemental schedule are the responsibility of the Plan administrator. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and supplemental schedule are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Nonexempt Transactions is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ARTHUR ANDERSEN LLP
Arthur Andersen LLP

Milwaukee, Wisconsin
May 2, 2002

SHURflo 401(k) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001 (In Thousands)

ASSETS	2002	2001
Investments, at fair value:		
Investment in WICOR Master Trust	$ -	$ 17,909
Investment in WEC Master Trust	16,641	-
Total investments	16,641	17,909
RECEIVABLES -		
Employer contributions	211	254
NET ASSETS AVAILABLE FOR BENEFITS	$ 16,852	$ 18,163

See notes to financial statements.

SHURflo 401(k) PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001 (In Thousands)

	2002	2001
ADDITIONS -		
Contributions:		
Employer	$ 379	$ 418
Participants	1,238	1,232
Rollovers	-	91
Total contributions	1,617	1,741
DEDUCTIONS:		
Net investment loss of Master Trusts	2,005	721
Benefits paid to participants	916	1,329
Administrative expenses	7	13
Total deductions	2,928	2,063
NET DECREASE	(1,311)	(322)
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	18,163	18,485
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$ 16,852	$ 18,163

See notes to financial statements.

SHURflo 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

1. DESCRIPTION OF PLAN

SHURflo (the "Company," a wholly owned subsidiary of WICOR Industries, Inc., a wholly owned subsidiary of WICOR, Inc., a wholly-owned subsidiary of Wisconsin Energy Corporation ("WEC")) established the SHURflo 401(k) Profit Sharing Plan (the "Plan"), a defined contribution profit sharing plan with a cash and 401(k) salary deferral arrangement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The following description of the Plan is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the Plan document.

All employees are eligible to participate in the cash and 401(k) salary deferral arrangement on the first enrollment date after employment. Participation in Company match and profit sharing contributions are available after six months and 1,000 hours of service.

On January 3, 2002, the Plan changed trustees from Marshall & Ilsley Trust Company to Fidelity Management Trust Company (the "Trustee") and became a participant in the Wisconsin Energy Corporation Master Trust ("WEC Master Trust"). Participant and Company contributions were made to the WICOR, Inc. Employees' Savings Plan Master Trust (the "WICOR Master Trust") prior to January 3, 2002 and the WEC Master Trust thereafter, maintained by Fidelity Management Trust Company (the "Trustee").

Effective January 1, 2002, the Plan was amended and restated to adopt certain provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA"), which include changes in maximum contribution amounts and catch-up contributions made by participants.

Deposits from the Plan along with the deposits from other participating plans are commingled in the Master Trusts maintained by the Trustees. Allocation of assets to each of the plans participating in the Master Trusts and to each participant in the Plan is based upon each participant's account value on the valuation date. Allocation of net investment income of the Master Trusts (interest and dividend income, net gain or loss on investments sold and unrealized appreciation or depreciation in market value of investment assets) is based on equity totals for each plan.

Individual accounts are maintained for each of the Plan's participants to reflect the participant's contributions and related employer contributions, as well as the participant's share of the Plan's income and any related administrative expenses. Allocations are based on the proportion that each participant's account balance has to the total of all participants' account balances.

Contributions - Upon enrollment or reenrollment, each participant in the Plan can elect to make regular contributions by payroll deduction in whole percentages of at least 1%, but not more than 25% of a participant's defined compensation on a tax deferred basis subject to certain limitations of the Internal Revenue Code. Additionally, each participant can elect to make catch up contributions subject to certain limitations of the Internal Revenue Code.

The Company matches voluntary participant contributions at a rate of 50% of the first 4% of the participant's compensation that is deferred up to a maximum of $500. In addition, the Company, at its discretion, may contribute a portion of its current profits. For the years ended December 31, 2002 and 2001, $210,640 and $254,000, respectively, in discretionary profit sharing contributions were allocated to the Plan. Profit sharing contributions are allocated to participants who are employed on the last day of the Plan year and who have completed 1,000 hours of service. Profit sharing contributions are allocated to employees proportionately based on gross earnings.

Investment Options - The participants' deposits and the Company's annual contributions are paid to the Trustee who invests the deposits, as directed (in whole percentages) by the participant, within prescribed limitations into nine investment funds offered by the former trustee in 2001 and 17 investment funds offered by the trustee in 2002, which includes WEC common stock.

Vesting - Plan benefits attributable to employee elective deferral contributions and Company discretionary contributions are fully vested at all times. Plan benefits attributable to regular Company matching contributions vest on a graduated scale. After two years of service, participants vest 20% per year of service and are 100% vested after six years of service, with a provision for 100% vesting at the normal retirement date, death or permanent disability, as defined in the Plan.

If an employee is not 100% vested upon termination of employment, the part of the Employer Matching Contribution Account that is not vested will be transferred to a special "Forfeiture Account." The individual's right to the Forfeiture Account will depend on whether or not he or she is rehired by the Company and the terms of such reemployment. Forfeitures that occur are first used for reinstatements of accounts of reemployed participants. Any remaining forfeiture amounts are applied as credits against future employer profit sharing contributions for other Plan participants. Forfeitures were $9,055 and $0 in 2002 and 2001, respectively.

Benefit Payments - Participants can withdraw their tax-deferred deposits if they have reached age 59 ½. Distributions from the WEC Stock Fund can be made in cash or in stock.

Upon termination of employment from the Company, the participant will receive an amount equal to the vested current market value of their account balance. A terminating participant has the option of deferring the receipt of their account balance to no later than April 1 of the calendar year following the participant's attainment of age 70 ½.

Participant Loans - The Plan provides for loans to participants. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range from one to five years to finance home repair, medical, or educational expenses and from one to fifteen years to finance the purchase of a principal residence. Loans are secured by the participant's vested account balance. Such loans bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator. Principal and interest are paid ratably through payroll deductions.

All loans shall bear interest at a rate commensurate with the rate which would be charged by commercial lenders for similar loans as determined by the trustees. The interest paid by a participant on their loan balance is credited directly to their individual account. Interest rates on participant loans ranged from 5.3% to 10.5% at December 31, 2002.

2. ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared on the accrual basis of accounting. Benefit payments to participants who have requested withdrawals are reported as deductions from net assets when paid.

Income Recognition - The Plan presents, in the statements of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Investment transactions are recorded on trade date. Interest is recorded as earned. Dividends are recorded on the ex-dividend date.

Investments - Investments of the Plan and the Master Trusts, except for participant loans and guaranteed investment contracts held in the BRIF fund, are stated at fair market value as determined by the Trustees. Participant loans held in the Master Trusts are stated at the outstanding principal balance, which approximate fair value.

The Master Trusts provide for investments in mutual funds and stock. Investment securities are exposed to various risks including, but not limited to, interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term.

Expenses - Substantially all administrative expenses and certain investment management expenses of the Plan and Master Trusts are paid by the Company. Loan origination fees are paid by the borrowing participant.

Accounting Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

3. INVESTMENTS IN MASTER TRUSTS

Beginning January 3, 2002, the Plan is a participant in the WEC Master Trust along with the Sta-Rite Industries Incentive Savings Plan, and the Hypro Corporation Retirement Plan (the "Plans"). Effective November 2, 2001, the Wisconsin Energy Corporation Employee Retirement Savings Plan became a participant of the WEC Master Trust, along with the Wisconsin Gas Company Local 7-0018 Savings Plan and the Wisconsin Gas Company Local No. 7-0018-1 Savings Plan. Prior to January 3, 2002, the Plan was a participant in the WICOR, Inc. Employees' Savings Plan Master Trust ("WICOR Master Trust") along with the Sta-Rite Industries Incentive Savings Plan and the Hypro Corporation Retirement Plan.

Within the WICOR and WEC Master Trusts, each plan records its own company contributions received and benefits paid.

Units of participation in the WICOR and WEC Master Trusts are owned in various amounts by each of the Plans. The income of the commingled portion of the WICOR and WEC Master Trusts is determined monthly and allocated to each plan based on the number of units owned by the respective plan.

Investments of the Master Trust are stated at fair value, except for investments in guaranteed investment contracts held in the BRIF Fund which are stated at contract value. Participant loans are stated at the outstanding principal balance which approximates fair value. Shares of mutual funds and WEC common stock are valued at quoted market prices. Units of collective trust funds are valued at the market value determined by the trustee.

The fair market values of the assets in the WICOR Master Trust as of December 31, 2001 were as follows (in thousands):

WEC Common Stock Fund*	$ 2,448
Common stock funds	45,729
Government securities funds	5,517
Corporate debt securities funds	20,215
Accrued income	22
Loans receivable from participants*	1,863
Brokers payable	(375)
Total WICOR Master Trust assets	$ 75,419

*Party-in-interest

The Master Trust held 103,911 shares of WEC Common Stock at December 31, 2001. The WEC Common Stock Fund invests in WEC common stock and money market accounts. It is accounted for on a unitary basis.

Allocation of the commingled WICOR Master Trust assets to the Plans was as follows at December 31, 2001 (in thousands):

	Assets	Percent
Sta-Rite Industries Incentive Savings Plan	$ 37,174	49.3 %
Hypro Corporation Retirement Plan	20,336	27.0 %
SHURflo 401(k) Profit Sharing Plan	17,909	23.7 %
Total WICOR Master Trust	$ 75,419	100.0 %

Net WICOR Master Trust loss from commingled assets allocated to the plans for the year ended December 31, 2001 was as follows (in thousands):

Interest income	$ 264
Dividend income	954
Net (depreciation) appreciation, by type:	
WEC Common Stock Fund	(156)
Common stock fund	(11,431)
Government securities funds	394
Corporate debt securities funds	849
Total net depreciation	(10,344)
Total WICOR Master Trust loss	$ (9,126)

The WICOR Master Trust invested in a common collective fund that invested in guaranteed investment contracts ("GICs"). These GICs were fully benefit responsive and were reported at contract value, which approximated fair value, as determined by the Trustee.

The fair market and contract value of the assets in the WEC Master Trust as of December 31, 2002 are as follows (in thousands):

Guaranteed investment contracts	$135,351
WEC Common Stock Fund*	135,255
Common stock funds	330,330
Government securities mutual funds	7,793
Corporate debt securitites mutual funds	31,774
Loans receivable from participants	14,000
Total WEC Master Trust*	$654,503

*Party-in-interest.

At December 31, 2002, the WEC Master Trust held 10,301,291 shares of WEC Common Stock. The WEC Common Stock Fund invests in WEC common stock and money market accounts. It is accounted for on a unitary basis.

The WEC Master Trusts' investments in traditional guaranteed investment contracts and synthetic guaranteed investment contracts held in the BRIF Fund are valued at contract value because the contracts are fully benefit responsive. Contract value represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses.

The contract values and fair values, as confirmed by the trustee, of investment contracts as of December 31, 2002 are as follows (in thousands):

	Contract Value	Fair Value
Guaranteed investment contracts	$ 8,515	$ 8,655
Synthetic guaranteed investment contracts	126,836	132,461
	$135,351	$141,116

The weighted average yield for the WEC Master Trust's investments in guaranteed investment contracts was 5.1% for the year ending December 31, 2002. The weighted average crediting interest rate was 4.7% as of December 31, 2002. The crediting interest rates reset on a quarterly basis based on the contract and fair values of the investment as well as the portfolio duration at that time.

Allocation of the commingled WEC Master Trust assets to the Plans is as follows at December 31, 2002 (in thousands):

	Assets	Percent
Wisconsin Energy Corporation Employee Retirement Savings Plan	$582,051	88.9 %
Sta-Rite Industries Incentive Savings Plan	36,334	5.6
SHURflo 401(k) Profit Sharing Plan	16,641	2.5
Hypro Corporation Retirement Plan	19,477	3.0
Total WEC Master Trust	$654,503	100.0 %

Net WEC Master Trust loss from commingled assets allocated to the Plans for the year ending December 31, 2002 is as follows (in thousands):

Interest and dividend income	$ 16,531
Net appreciation (depreciation) by type:	
WEC Common Stock Fund	13,823
Common stock funds	(89,746)
Corporate debt securities mutual funds	1,061
Total net depreciation	(74,862)
Total WEC Master Trust Loss	$ (58,331)

4. PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan may be terminated at any time by action of the Company's Board of Directors subject to the provisions of ERISA. Upon termination, all contributions would become fully vested, and each participant's account balance would be paid in a lump sum payment.

5. TAX STATUS

The Plan has obtained a determination letter from the Internal Revenue Service dated December 27, 1994, approving the plan as qualified for tax-exempt status. In the opinion of the Plan's management, the Plan, as subsequently amended, remains tax exempt. On April 10, 2003, the Plan obtained a determination letter from the Internal Revenue Service approving the Plan as qualified for tax-exempt status.

6. RELATED PARTY TRANSACTIONS

The WICOR and WEC Master Trusts invests in WEC common stock. In addition, certain plan investments represent shares of mutual funds and collective trust funds managed by Fidelity Management Trust Company and participant loans. These transactions are considered party-in-interest transactions. These are not considered prohibited transactions under ERISA regulations.

* * * * *

EXHIBIT INDEX

Exhibit No.	Description
23.1	Independent Auditors' Consent - Deloitte & Touche LLP
23.2	Independent Auditors' Consent - Deloitte & Touche LLP
23.3	Independent Auditors' Consent - Deloitte & Touche LLP
23.4	Independent Auditors' Consent - Deloitte & Touche LLP
23.5	Notice Regarding Consent of Arthur Andersen LLP

Exhibit 23.1

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-86467 of Wisconsin Energy Corporation on Form S-8 of our report dated May 9, 2003, appearing in this Annual Report on Form 11-K of Wisconsin Energy Corporation Employee Retirement Savings Plan for the year ended December 31, 2002.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

Milwaukee, Wisconsin
June 26, 2003

Exhibit 23.2

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-35800 of Wisconsin Energy Corporation on Form S-8 of our report dated May 9, 2003, appearing in this Annual Report on Form 11-K of Sta-Rite Industries Incentive Savings Plan, for the year ended December 31, 2002.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

Milwaukee, Wisconsin
June 26, 2003

Exhibit 23.3

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-35800 of Wisconsin Energy Corporation on Form S-8 of our report dated May 9, 2003, appearing in this Annual Report on Form 11-K of Hypro Corporation Retirement Plan, for the year ended December 31, 2002.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

Milwaukee, Wisconsin
June 26, 2003

Exhibit 23.4

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-35800 of Wisconsin Energy Corporation on Form S-8 of our report dated May 9, 2003, appearing in this Annual Report on Form 11-K of the SHURflo 401(k) Profit Sharing Plan for the year ended December 31, 2002.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

Milwaukee, Wisconsin
June 26, 2003

Exhibit 23.5

NOTICE REGARDING CONSENT OF ARTHUR ANDERSEN LLP

In July 2002, Wisconsin Energy Corporation (the "Company") announced that the Board of Directors, upon recommendation of its Audit and Oversight Committee, ended the engagement of Arthur Andersen LLP as the Company's and the Company's 401(k) Savings Plans' independent public accountants, and engaged Deloitte & Touche LLP to audit the financial statements of the Company and the Company's 401(k) Savings Plans for the fiscal year ending December 31, 2002. For more information, see the Company's current report on Form 8-K, filed with the SEC on July 8, 2002.

Because that firm has ceased operations, the Company and the following named plans (the "Plans") have been unable to obtain Arthur Andersen LLP's written consent to the incorporation by reference of Arthur Andersen LLP's reports as of and dated May 2, 2002, relating to the financial statements for the year ended December 31, 2001, of the Wisconsin Energy Corporation Employee Retirement Savings Plan, the Sta-Rite Industries Incentive Savings Plan, the Hypro Corporation Retirement Plan (f/k/a the Hypro 401(k) and Profit Sharing Plan) and the SHURflo 401(k) Profit Sharing Plan, which is included in this Form 11-K, into the previously filed Form S-8 Registration Statements of Wisconsin Energy Corporation (File Nos. 333-86467 and 333-35800).

Accordingly, the Company and each of the Plans have omitted Arthur Andersen LLP's consent in reliance upon Rule 437a under the Securities Act of 1933, which permits the Company and the Plans to dispense with the requirement to file the written consent of Arthur Andersen LLP under the circumstances.

Arthur Andersen LLP has not consented to the incorporation of their reports included in this Form 11-K into the Registration Statements listed above. Therefore, with respect to transactions in the Company's and the Plans' securities pursuant to the Registration Statements that are made on or after the date this annual report on Form 11-K is filed with the Securities and Exchange Commission, Arthur Andersen LLP will not have any liability under Section 11(a) of the Securities Act of 1933 for any untrue statements of a material fact contained in the Plans' financial statements audited by Arthur Andersen LLP or for any omission to state a material fact required to be stated in those financial statements and thus no claim could be asserted against Arthur Andersen LLP under Section 11(a) of the Securities Act. To the extent provided in Section 11(b)(3)(C) of the Securities Act, however, other persons who may be liable under Section 11(a) of the Securities Act, including the Company's officers and directors and the persons who administer the Plans, may still rely on Arthur Andersen's original audit reports as being made by an expert for purposes of establishing a due diligence defense under Section 11(b) of the Securities Act.